SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

Snap Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

83304A106

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☐       Rule 13d-1(c)

☒       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 19 Pages

Exhibit Index Contained on Page 18

CUSIP NO. 83304A106	13 G	Page 2 of 19

1	NAME OF REPORTING PERSON Benchmark Capital Partners VII, L.P. (“BCP VII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

33,379,309 shares*, except that Benchmark Capital Management Co. VII, L.L.C. (“BCMC VII”), the general partner of BCP VII, may be deemed to have sole power to vote these shares, and Matthew R. Cohler (“Cohler”), Bruce W. Dunlevie (“Dunlevie”), Peter Fenton (“Fenton”), J. William Gurley (“Gurley”), Kevin R. Harvey (“Harvey”), Mitchell H. Lasky (“Lasky”), Steven M. Spurlock (“Spurlock”) and Eric Vishria (“Vishria”), the members of BCMC VII, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

33,379,309 shares*, except that BCMC VII, the general partner of BCP VII, may be deemed to have sole power to dispose of these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, Lasky, Spurlock and Vishria, the members of BCMC VII, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	33,379,309
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	3.3%
12	TYPE OF REPORTING PERSON	PN

*Represents 33,379,309 shares of Class B Common Stock held directly by BCP VII. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 33,379,309 shares of Class B Common Stock held by BCP VII). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 3.1%.

CUSIP NO. 83304A106	13 G	Page 3 of 19

1	NAME OF REPORTING PERSON Benchmark Founders’ Fund VII, L.P. (“BFF VII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

3,707,058 shares*, except that BCMC VII, the general partner of BFF VII, may be deemed to have sole power to vote these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, Lasky, Spurlock and Vishria, the members of BCMC VII, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

3,707,058 shares*, except that BCMC VII, the general partner of BFF VII, may be deemed to have sole power to dispose of these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, Lasky, Spurlock and Vishria, the members of BCMC VII, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,707,058
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.4%
12	TYPE OF REPORTING PERSON	PN

*Represents 3,707,058 shares of Class B Common Stock held directly by BFF VII. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 3,707,058 shares of Class B Common Stock held by BFF VII). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 0.3%.

CUSIP NO. 83304A106	13 G	Page 4 of 19

1	NAME OF REPORTING PERSON Benchmark Founders’ Fund VII-B, L.P. (“BFF VII-B”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

4,913,073 shares*, except that BCMC VII, the general partner of BFF VII-B, may be deemed to have sole power to vote these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, Lasky, Spurlock and Vishria, the members of BCMC VII, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

4,913,073 shares*, except that BCMC VII, the general partner of BFF VII-B, may be deemed to have sole power to dispose of these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, Lasky, Spurlock and Vishria, the members of BCMC VII, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,913,073
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.5%
12	TYPE OF REPORTING PERSON	PN

*Represents 4,913,073 shares of Class B Common Stock held directly by BFF VII-B. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 4,913,073 shares of Class B Common Stock held by BFF VII-B). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 0.5%.

CUSIP NO. 83304A106	13 G	Page 5 of 19

1	NAME OF REPORTING PERSON Benchmark Capital Management Co. VII, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

41,999,440 shares*, of which 33,379,309 are directly owned by BCP VII, 3,707,058 are directly owned by BFF VII and 4,913,073 are directly owned by BFF VII-B.  BCMC VII, the general partner of BCP VII, BFF VII and BFF VII-B, may be deemed to have sole power to vote these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, Lasky, Spurlock and Vishria, the members of BCMC VII, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

41,999,440 shares*, of which 33,379,309 are directly owned by BCP VII, 3,707,058 are directly owned by BFF VII and 4,913,073 are directly owned by BFF VII-B.  BCMC VII, the general partner of BCP VII, BFF VII and BFF VII-B, may be deemed to have sole power to dispose of these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, Lasky, Spurlock and Vishria, the members of BCMC VII, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	41,999,440
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	4.1%
12	TYPE OF REPORTING PERSON	OO

*Represents an aggregate of 41,999,440 shares of Class B Common Stock held directly by BCP VII, BFF VII and BFF VII-B, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 41,999,440 shares of Class B Common Stock held by BCP VII, BFF VII and BFF VII-B, respectively). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 3.9%.

CUSIP NO. 83304A106	13 G	Page 6 of 19

1	NAME OF REPORTING PERSON Matthew R. Cohler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6

SHARED VOTING POWER

41,999,440 shares*, of which 33,379,309 are directly owned by BCP VII, 3,707,058 are directly owned by BFF VII and 4,913,073 are directly owned by BFF VII-B.  BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B, and Cohler, a member of BCMC VII, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
	8

SHARED DISPOSITIVE POWER

41,999,440 shares*, of which 33,379,309 are directly owned by BCP VII, 3,707,058 are directly owned by BFF VII and 4,913,073 are directly owned by BFF VII-B.  BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B, and Cohler, a member of BCMC VII, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	41,999,440
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	4.1%
12	TYPE OF REPORTING PERSON	IN

* Represents an aggregate of 41,999,440 shares of Class B Common Stock held directly by BCP VII, BFF VII and BFF VII-B, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 41,999,440 shares of Class B Common Stock held by BCP VII, BFF VII and BFF VII-B, respectively). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 3.9%.

CUSIP NO. 83304A106	13 G	Page 7 of 19

1	NAME OF REPORTING PERSON Bruce W. Dunlevie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6

SHARED VOTING POWER

41,999,440 shares*, of which 33,379,309 are directly owned by BCP VII, 3,707,058 are directly owned by BFF VII and 4,913,073 are directly owned by BFF VII-B.  BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B, and Dunlevie, a member of BCMC VII, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
	8

SHARED DISPOSITIVE POWER

41,999,440 shares*, of which 33,379,309 are directly owned by BCP VII, 3,707,058 are directly owned by BFF VII and 4,913,073 are directly owned by BFF VII-B.  BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B, and Dunlevie, a member of BCMC VII, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	41,999,440
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	4.1%
12	TYPE OF REPORTING PERSON	IN

* Represents an aggregate of 41,999,440 shares of Class B Common Stock held directly by BCP VII, BFF VII and BFF VII-B, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 41,999,440 shares of Class B Common Stock held by BCP VII, BFF VII and BFF VII-B, respectively). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 3.9%.

CUSIP NO. 83304A106	13 G	Page 8 of 19

1	NAME OF REPORTING PERSON Peter Fenton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6

SHARED VOTING POWER

41,999,440 shares*, of which 33,379,309 are directly owned by BCP VII, 3,707,058 are directly owned by BFF VII and 4,913,073 are directly owned by BFF VII-B.  BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B, and Fenton, a member of BCMC VII, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
	8

SHARED DISPOSITIVE POWER

41,999,440 shares*, of which 33,379,309 are directly owned by BCP VII, 3,707,058 are directly owned by BFF VII and 4,913,073 are directly owned by BFF VII-B.  BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B, and Fenton, a member of BCMC VII, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	41,999,440
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	4.1%
12	TYPE OF REPORTING PERSON	IN

* Represents an aggregate of 41,999,440 shares of Class B Common Stock held directly by BCP VII, BFF VII and BFF VII-B, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 41,999,440 shares of Class B Common Stock held by BCP VII, BFF VII and BFF VII-B, respectively). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 3.9%.

CUSIP NO. 83304A106	13 G	Page 9 of 19

1	NAME OF REPORTING PERSON J. William Gurley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6

SHARED VOTING POWER

41,999,440 shares*, of which 33,379,309 are directly owned by BCP VII, 3,707,058 are directly owned by BFF VII and 4,913,073 are directly owned by BFF VII-B.  BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B, and Gurley, a member of BCMC VII, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
	8

SHARED DISPOSITIVE POWER

41,999,440 shares*, of which 33,379,309 are directly owned by BCP VII, 3,707,058 are directly owned by BFF VII and 4,913,073 are directly owned by BFF VII-B.  BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B, and Gurley, a member of BCMC VII, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	41,999,440
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	4.1%
12	TYPE OF REPORTING PERSON	IN

* Represents an aggregate of 41,999,440 shares of Class B Common Stock held directly by BCP VII, BFF VII and BFF VII-B, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 41,999,440 shares of Class B Common Stock held by BCP VII, BFF VII and BFF VII-B, respectively). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 3.9%.

CUSIP NO. 83304A106	13 G	Page 10 of 19

1	NAME OF REPORTING PERSON Kevin R. Harvey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6

SHARED VOTING POWER

41,999,440 shares*, of which 33,379,309 are directly owned by BCP VII, 3,707,058 are directly owned by BFF VII and 4,913,073 are directly owned by BFF VII-B.  BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B, and Harvey, a member of BCMC VII, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
	8

SHARED DISPOSITIVE POWER

41,999,440 shares*, of which 33,379,309 are directly owned by BCP VII, 3,707,058 are directly owned by BFF VII and 4,913,073 are directly owned by BFF VII-B.  BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B, and Harvey, a member of BCMC VII, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	41,999,440
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	4.1%
12	TYPE OF REPORTING PERSON	IN

* Represents an aggregate of 41,999,440 shares of Class B Common Stock held directly by BCP VII, BFF VII and BFF VII-B, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 41,999,440 shares of Class B Common Stock held by BCP VII, BFF VII and BFF VII-B, respectively). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 3.9%.

CUSIP NO. 83304A106	13 G	Page 11 of 19

1	NAME OF REPORTING PERSON Mitchell H. Lasky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,010,026 shares
	6

SHARED VOTING POWER

41,999,440 shares*, of which 33,379,309 are directly owned by BCP VII, 3,707,058 are directly owned by BFF VII and 4,913,073 are directly owned by BFF VII-B.  BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B, and Lasky, a member of BCMC VII, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 2,010,026 shares
	8

SHARED DISPOSITIVE POWER

41,999,440 shares*, of which 33,379,309 are directly owned by BCP VII, 3,707,058 are directly owned by BFF VII and 4,913,073 are directly owned by BFF VII-B.  BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B, and Lasky, a member of BCMC VII, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	44,009,466
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	4.3%
12	TYPE OF REPORTING PERSON	IN

* Represents an aggregate of 41,999,440 shares of Class B Common Stock held directly by BCP VII, BFF VII and BFF VII-B, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 41,999,440 shares of Class B Common Stock held by BCP VII, BFF VII and BFF VII-B, respectively). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 4.1%.

CUSIP NO. 83304A106	13 G	Page 12 of 19

1	NAME OF REPORTING PERSON Steven M. Spurlock
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6

SHARED VOTING POWER

41,999,440 shares*, of which 33,379,309 are directly owned by BCP VII, 3,707,058 are directly owned by BFF VII and 4,913,073 are directly owned by BFF VII-B.  BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B, and Spurlock, a member of BCMC VII, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
	8

SHARED DISPOSITIVE POWER

41,999,440 shares*, of which 33,379,309 are directly owned by BCP VII, 3,707,058 are directly owned by BFF VII and 4,913,073 are directly owned by BFF VII-B.  BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B, and Spurlock, a member of BCMC VII, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	41,999,440
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	4.1%
12	TYPE OF REPORTING PERSON	IN

* Represents an aggregate of 41,999,440 shares of Class B Common Stock held directly by BCP VII, BFF VII and BFF VII-B, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 41,999,440 shares of Class B Common Stock held by BCP VII, BFF VII and BFF VII-B, respectively). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 3.9%.

CUSIP NO. 83304A106	13 G	Page 13 of 19

1	NAME OF REPORTING PERSON Eric Vishria
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6

SHARED VOTING POWER

41,999,440 shares*, of which 33,379,309 are directly owned by BCP VII, 3,707,058 are directly owned by BFF VII and 4,913,073 are directly owned by BFF VII-B.  BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B, and Vishria, a member of BCMC VII, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
	8

SHARED DISPOSITIVE POWER

41,999,440 shares*, of which 33,379,309 are directly owned by BCP VII, 3,707,058 are directly owned by BFF VII and 4,913,073 are directly owned by BFF VII-B.  BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B, and Vishria, a member of BCMC VII, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	41,999,440
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	4.1%
12	TYPE OF REPORTING PERSON	IN

* Represents an aggregate of 41,999,440 shares of Class B Common Stock held directly by BCP VII, BFF VII and BFF VII-B, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 41,999,440 shares of Class B Common Stock held by BCP VII, BFF VII and BFF VII-B, respectively). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 3.9%.

CUSIP NO. 83304A106	13 G	Page 14 of 19

This Amendment No. 1 amends and restates in its entirety the Schedule 13G previously filed by Benchmark Capital Partners VII, L.P., a Delaware limited partnership (“BCP VII”), Benchmark Founders’ Fund VII, L.P., a Delaware limited partnership (“BFF VII”), Benchmark Founders’ Fund VII-B, L.P., a Delaware limited partnership (“BFF VII-B”), Benchmark Capital Management Co. VII, L.L.C., a Delaware limited liability company (“BCMC VII”), and Matthew R. Cohler (“Cohler”), Bruce W. Dunlevie (“Dunlevie”), Peter Fenton (“Fenton”), J. William Gurley (“Gurley”), Kevin R. Harvey (“Harvey”), Mitchell H. Lasky (“Lasky”), Steven M. Spurlock (“Spurlock”) and Eric H. Vishria (“Vishria”) (together with all prior and current amendments thereto, this “Schedule 13G”).

ITEM 1(A).	NAME OF ISSUER

Snap Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

2772 Donald Douglas Loop North

Santa Monica, California 90405

ITEM 2(A).	NAME OF PERSONS FILING

This Statement is filed by BCP VII, BFF VII, BFF VII-B, BCMC VII, and Cohler, Bruce W. Dunlevie, Fenton, Gurley, Harvey, Lasky, Spurlock and Vishria. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

BCMC VII, the general partner of BCP VII, BFF VII and BFF VII-B, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by BCP VII, BFF VII and BFF VII-B. Cohler, Dunlevie, Fenton, Gurley, Harvey, Lasky, Spurlock and Vishria are members of BCMC VII and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by BCP VII, BFF VII and BFF VII-B.

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE

The address for each reporting person is:

Benchmark

2965 Woodside Road

Woodside, California 94062

ITEM 2(C).	CITIZENSHIP

BCP VII, BFF VII and BFF VII-B are Delaware limited partnerships. BCMC VII is a Delaware limited liability company. Cohler, Dunlevie, Fenton, Gurley, Harvey, Lasky, Spurlock and Vishria are United States Citizens.

ITEM 2(D) and (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Class A Common Stock

CUSIP # 83304A106

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP NO. 83304A106	13 G	Page 15 of 19

The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2018 (based on 979,789,725 shares of Class A Common Stock and 93,638,578 shares of Class B Common Stock of the issuer outstanding as of October 19, 2018 as reported by the issuer on Form 10-Q for the period ended September 30, 2018 and filed with the Securities and Exchange Commission on October 26, 2018).

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:      ☒ Yes

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Under certain circumstances set forth in the limited partnership agreements of BCP VII, BFF VII and BFF VII-B, and the limited liability company agreement of BCMC VII, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

CUSIP NO. 83304A106	13 G	Page 16 of 19

ITEM 10.	CERTIFICATION

Not applicable.

CUSIP NO. 83304A106	13 G	Page 17 of 19

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2019

BENCHMARK CAPITAL PARTNERS VII, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND VII, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND VII-B, L.P., a Delaware Limited Partnership

BENCHMARK CAPITAL MANAGEMENT CO. VII, L.L.C., a Delaware Limited Liability Company

By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Managing Member

MATTHEW R. COHLER
BRUCE W. DUNLEVIE
PETER FENTON
J. WILLIAM GURLEY
KEVIN R. HARVEY
MITCHELL H. LASKY
STEVEN M. SPURLOCK
ERIC VISHRIA

By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Attorney-in-Fact*

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 83304A106	13 G	Page 18 of 19

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page

Exhibit A: Agreement of Joint Filing	19

CUSIP NO. 83304A106	13 G	Page 19 of 19

exhibit A

Agreement of Joint Filing

The Reporting Persons agree that a single Schedule 13G (or any amendment thereto) relating to the Class A Common Stock of Snap Inc. shall be filed on behalf of each Reporting Person. Note that copies of the applicable Agreement of Joint Filings are already on file with the appropriate agencies.